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TABLE OF CONTENTS Prospectus Supplement

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-181741

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee(1)

Depositary shares of TCF Financial Corporation (each representing a 1/1,000th interest in a share of Series A Non-Cumulative Perpetual Preferred Stock)	$172,500,000	$19,768.50

(1)
Calculated in accordance with Rules 457(o) and 457(r) of the Securities Act of 1933, as amended.

Prospectus Supplement
(to Prospectus Dated May 29, 2012)

TCF Financial Corporation

6,000,000 Depositary Shares, Each Representing a 1/1,000th Interest
in a Share of Series A Non-Cumulative Perpetual Preferred Stock

         TCF Financial Corporation is offering 6,000,000 depositary shares ("depositary shares"), each representing a 1/1,000th interest in a share of Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $25,000 per share (equivalent to $25 per depositary share) (the "Series A Preferred Stock"). As a holder of depositary shares, you will be entitled to all proportional rights and preferences of the Series A Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through the depositary.

         Dividends on the Series A Preferred Stock, when, as and if declared by our board of directors or a duly authorized committee thereof, will accrue and be payable on the liquidation preference amount, on a non-cumulative basis, quarterly in arrears on the 1st day of March, June, September and December of each year, commencing on September 1, 2012, at a rate per annum equal to 7.50%. If our board of directors or a duly authorized committee of the board has not declared a dividend on the Series A Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not accrue or be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

         The Series A Preferred Stock may be redeemed at our option (i) in whole or in part, from time to time, on or after June 25, 2017 or (ii) in whole, but not in part, prior to June 25, 2017 upon the occurrence of a "regulatory capital treatment event," as described herein, in each case at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid and undeclared dividends for the then-current dividend period to the redemption date. The Series A Preferred Stock will not have any voting rights, except as set forth under "Description of Series A Preferred Stock—Voting Rights" below.

         We intend to apply to list the depositary shares on the New York Stock Exchange (the "NYSE") under the symbol "TCBPRB." If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

         Investing in the depositary shares involves a high degree of risk. See "Risk Factors" beginning on page S-10 of this prospectus supplement and on page 3 of the accompanying prospectus, along with the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before you make your investment decision.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The depositary shares are equity securities and are not deposit or savings accounts. These securities are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Depositary Share	Total
Public offering price	$25.0000	$150,000,000
Underwriting discounts and commissions	$0.7875	$4,725,000
Proceeds, before expenses, to TCF Financial Corporation(1)	$24.2125	$145,275,000

(1)
The underwriters have been granted an option to purchase up to a total of 900,000 additional depositary shares from TCF Financial Corporation at the public offering price minus the underwriting discounts and commissions within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any. This assumes no exercise of the underwriters' overallotment option.

         The underwriters are offering the depositary shares as set forth under "Underwriting." We expect the depositary shares to be delivered to investors through the book-entry facilities of The Depository Trust Company and its direct participants, against payment on or about June 25, 2012.

Joint Book-Running Managers

Morgan Stanley	UBS Investment Bank

Co-Managers

RBC Capital Markets	Stifel Nicolaus Weisel

The date of this prospectus supplement is June 18, 2012.

Prospectus Supplement

Prospectus

        You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free-writing prospectus we have filed or may file with the Securities and Exchange Commission. Neither we nor any underwriter or agent have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement, the accompanying prospectus and any relevant free-writing prospectus do not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to

S-i

make such offer or solicitation. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement, that the information contained herein is correct as of any time subsequent to the date hereof or that any information incorporated or deemed incorporated by reference herein is correct as of any time other than the respective dates thereof. If the information set forth in this prospectus supplement or any relevant free-writing prospectus differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement or relevant free-writing prospectus.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document consists of two parts. The first part is this prospectus supplement, which describes the terms of this offering. The second part is the accompanying prospectus, which provides general information about us and our securities, some of which may not apply to this offering.

        Both this prospectus supplement and the accompanying prospectus include important information about us, this offering and other information you should know before investing in the depositary shares. This prospectus supplement also adds to, updates and changes information in the accompanying prospectus. To the extent that any statement we make in the prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption "Where You Can Find More Information" in the accompanying prospectus before investing in the depositary shares.

        In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the terms "TCF," the "Company," "we," "us" and "our" refer to TCF Financial Corporation and its consolidated subsidiaries.

INCORPORATION BY REFERENCE

        The Securities and Exchange Commission (the "SEC") allows us to incorporate documents by reference in this prospectus supplement. This means that if we list or refer to a document in this prospectus supplement that we have filed with the SEC, that document is considered to be a part of this prospectus supplement and should be read with the same care. Documents that we file with the SEC in the future that are incorporated by reference will automatically update and supersede information incorporated by reference in this prospectus supplement and the accompanying prospectus. The documents listed below are incorporated by reference into this prospectus supplement (except for information furnished to the SEC that is deemed to be "furnished" and not "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These documents contain important information about us and our financial condition.

  •
  TCF's Annual Report on Form 10-K for the year ended December 31, 2011;

  •
  TCF's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

  •
  TCF's Current Reports on Form 8-K filed with the SEC on January 20, 2012, January 30, 2012, March 2, 2012, March 13, 2012 (excluding Item 7.01 and related Exhibit 99.2), April 30, 2012, June 4, 2012, June 6, 2012 and June 18, 2012 (two reports); and

  •
  any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the termination of the offering of the depositary shares (which filed documents do not include any portion thereof containing information furnished rather than filed, including information furnished under either Item 2.02 or 7.01, or any related exhibit, of any Current Report on Form 8-K).

        You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's Internet web site at http://www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibit to those documents, unless the exhibit is specifically incorporated by reference into the information that this document incorporates. You may obtain documents incorporated by reference in this prospectus supplement by writing or telephoning us at:

TCF Financial Corporation
Attention: Corporate Secretary
200 Lake Street East, Mail Code EX0-03-A
Wayzata, MN 55391-1693
(952) 745-2760

SUMMARY

        This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the depositary shares. You should carefully consider the sections entitled "Risk Factors" in this prospectus supplement and the documents incorporated by reference herein to determine whether an investment in the depositary shares is appropriate for you.

The Company

        TCF Financial Corporation is a bank holding company based in Wayzata, Minnesota. We were organized in 1987 under the laws of the State of Delaware. Our principal subsidiary, TCF National Bank ("TCF Bank"), is headquartered in South Dakota. TCF had 434 banking offices in Minnesota, Illinois, Michigan, Colorado, Wisconsin, Indiana, Arizona and South Dakota (TCF's primary banking markets) at March 31, 2012. At March 31, 2012, TCF had total assets of $17.8 billion and was the 36th largest publicly traded bank holding company in the United States based on total assets as of December 31, 2011, according to SNL Financial. TCF's core businesses include Lending and Funding. Lending includes retail lending, commercial banking, leasing and equipment finance, inventory finance and auto finance. Funding includes branch banking and treasury services. Treasury services includes the Company's investment and borrowing portfolios and management of capital, debt and market risks, including interest rate and liquidity risks.

        Our executive offices are located at 200 Lake Street East, Wayzata, MN 55391-1693 and our telephone number is (952) 745-2760. Our website is located at http://www.tcfbank.com. We do not incorporate the information on our website into this prospectus supplement or the accompanying prospectus and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

        On June 1, 2012, TCF Bank assumed $778 million of deposits from Prudential Bank & Trust, FSB ("PB&T"). The deposits consist primarily of IRA accounts with certificates of deposit or savings accounts and IRA related brokerage sweep accounts gathered by PB&T through their relationship with Prudential Retirement. The portfolio also includes brokered certificates of deposit.

        On June 8, 2012, TCF Bank issued $110 million aggregate principal amount of its 6.25% subordinated notes due 2022. The notes are intended to qualify as Tier 2 or supplementary capital for regulatory purposes, subject to certain limitations. TCF Bank intends to use the proceeds for general corporate purposes, which may include capital to support asset growth and reducing short-term borrowings.

        The Board of Governors of the Federal Reserve System (the "Federal Reserve") on June 7, 2012 approved for publication in the federal register three related notices of proposed rulemaking (the "Notices") relating to the implementation of revised capital rules to reflect the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") as well as the Basel III international capital standards. Among other things, if adopted as proposed, the Notices establish a new capital standard consisting of common equity tier 1 capital; increase the capital ratios required for certain existing capital categories and add a requirement for a capital conservation buffer (failure to meet which would result in limitations on capital distributions as well as executive bonuses); and add more conservative standards for including securities in regulatory capital, which would phase-out trust preferred securities as a component of Tier 1 capital commencing January 1, 2013. In addition, the Notices contemplate the deduction of more assets from regulatory capital and revisions to the methodologies for determining risk weighted assets, including applying a more risk-sensitive treatment to residential mortgage exposures and to past due or nonaccrual loans. The Notices provide for various phase-in periods over the next several years. TCF will be subject to many provisions in the Notices, but until final rules are issued cannot predict the actual effects on it.

The Offering

        The following summary contains basic information about the depositary shares and the Series A Preferred Stock. It does not contain all the information that is important to you. For a more complete understanding of the depositary shares and the Series A Preferred Stock, you should read the sections of this prospectus supplement entitled "Description of Series A Preferred Stock" and "Description of Depositary Shares" and the sections of the accompanying prospectus entitled "Description of Preferred Stock" and "Description of Depositary Shares."

Issuer	TCF Financial Corporation
Securities offered
6,000,000 depositary shares (6,900,000 depositary shares if the underwriters exercise in full their over-allotment option to purchase additional depositary shares), each representing a 1/1,000th ownership interest in a share of Series A Preferred Stock. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series A Preferred Stock represented by such depositary share, to all the rights and preferences of the Series A Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

We may from time to time elect to issue additional shares of the Series A Preferred Stock and depositary shares representing shares of the Series A Preferred Stock and all such additional shares of the Series A Preferred Stock and additional depositary shares would be deemed to form a single series with the Series A Preferred Stock and the depositary shares, as applicable.
Ranking
Shares of the Series A Preferred Stock will rank senior to our common stock, par value $0.01 per share ("Common Stock") and at least equally with each other series of our preferred stock that we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series A Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. See "Description of Series A Preferred Stock—Ranking." We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all of our debts, other non-equity claims and, to the extent applicable, liquidation preferences on any senior equity securities).

Dividends	Dividends on the Series A Preferred Stock, when, as and if declared by our board of directors or a duly authorized committee thereof, will accrue and be payable on the liquidation preference amount, quarterly in arrears at a rate per annum equal to 7.50%; provided, dividends not declared with respect to any dividend period shall not be cumulative. Any dividends paid will be distributed to holders of depositary shares in the manner described under "Description of Depositary Shares—Dividends and Other Distributions" below.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series A Preferred Stock. Dividends will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

If our board of directors or a duly authorized committee thereof has not declared a dividend on the Series A Preferred Stock before the dividend payment date for any dividend period, such dividend will not be cumulative and shall cease to accrue and be payable, and we will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

So long as any share of Series A Preferred Stock remains outstanding, unless the full dividends for the then-current dividend period on all outstanding shares of Series A Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside, then (1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock, which includes TCF Financial Corporation's Common Stock (other than a dividend payable solely in junior stock), (2) no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and (3) no shares of parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such parity stock except by conversion into or exchange for junior stock, during such dividend period.

When dividends are not paid in full on the shares of Series A Preferred Stock and any parity stock, all dividends declared upon such shares of Series A Preferred Stock and any parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on Series A Preferred Stock, and accrued dividends, including any accumulations, on any parity stock, bear to each other.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by the board of directors or a duly authorized committee thereof, may be declared and paid on our Common Stock and any other securities ranking equally with or junior to the Series A Preferred Stock from time to time out of any assets legally available for such payment, and the holders of the Series A Preferred Stock shall not be entitled to participate in any such dividend.

Our ability to declare and pay dividends is limited by applicable regulatory restrictions, including the guidelines of the Board of Governors of the Federal Reserve System (the "Federal Reserve") applicable to bank holding companies, and Delaware law.
Dividend payment dates
Dividends on the Series A Preferred Stock will be payable when, as and if declared by our board of directors or a duly authorized committee thereof on the 1st day of March, June, September and December of each year, commencing on September 1, 2012. If any date on which dividends would otherwise be paid is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.
Redemption
The Series A Preferred Stock may be redeemed at our option (i) in whole or in part, from time to time, on or after June 25, 2017 or (ii) in whole, but not in part, prior to June 25, 2017 upon the occurrence of a "regulatory capital treatment event," as described below under "Description of Series A Preferred Stock—Redemption," in each case at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid and undeclared dividends for the then-current dividend period to the redemption date. If we redeem the Series A Preferred Stock, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series A Preferred Stock held by the depositary. Neither the holders of the Series A Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series A Preferred Stock.

Any redemption of the Series A Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to the redemption of the Series A Preferred Stock.
Liquidation rights
Upon any voluntary or involuntary liquidation, dissolution or winding up of TCF Financial Corporation, holders of shares of Series A Preferred Stock are entitled to receive out of assets of TCF Financial Corporation available for distribution to stockholders, before any distribution of assets is made to holders of our Common Stock or any other shares of our stock ranking junior as to such a distribution to the Series A Preferred Stock, a liquidating distribution in the amount of the liquidation preference of $25,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made only to the extent of TCF Financial Corporation's assets that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series A Preferred Stock (pro rata as to the Series A Preferred Stock and any other shares of our stock ranking equally as to such distribution).
Voting rights
None, except with respect to authorizing or increasing the authorized amount of senior stock, certain changes in the terms of the Series A Preferred Stock and in the case of certain dividend non-payments. See "Description of Series A Preferred Stock—Voting Rights" below. Holders of depositary shares must act through the depositary to exercise any voting rights, as described under "Description of Depositary Shares—Voting the Series A Preferred Stock" below.
Maturity
The Series A Preferred Stock does not have a maturity date, and we are not required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it and receive any required prior approval of the Federal Reserve to do so.
Preemptive and conversion rights	None.
Listing
We intend to apply for listing of the depositary shares on the NYSE under the symbol "TCBPRB." If approved for listing, we expect trading of the depositary shares on the NYSE to commence within a 30-day period after the initial delivery of the depositary shares.

Tax consequences	Distributions constituting dividend income received by an individual or other non-corporate U.S. holder in respect of the depositary shares before January 1, 2013 will generally represent "qualified dividend income," which will currently be subject to taxation at a maximum rate of 15% subject to certain exceptions for short-term and hedged positions. In addition, subject to similar exceptions for short-term and hedged positions, distributions on the depositary shares constituting dividend income paid to holders that are U.S. corporations will currently generally qualify for the 70% dividends-received deduction. For further discussion of the tax consequences relating to the Series A Preferred Stock, see "Certain U.S. Federal Income Tax Considerations" below.
Use of proceeds
We expect to use the net proceeds from the sale of the depositary shares representing interests in the Series A Preferred Stock (i) to redeem our 10.75% Junior Subordinated Notes, Series I and (ii) for general corporate purposes, which may include capital to support asset growth. See "Use of Proceeds."
Registrar and Depositary	Computershare Trust Company, N.A. and Computershare Inc.
Risk factors
See "Risk Factors" and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in the depositary shares.

Selected Financial Data

        The following is the selected consolidated financial data for the Company for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and quarters ended March 31, 2012 and 2011. The summary below should be read in conjunction with the consolidated financial statements and related notes included with our Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,
(Dollars in thousands)	2012	2011	2011	2010	2009	2008	2007
Selected Financial Condition Data:
Cash and due from banks	$705,642	$702,811	$1,389,704	$663,901	$299,127	$342,380	$358,188
Securities available for sale	728,894	2,172,017	2,324,038	1,931,174	1,910,476	1,966,104	1,963,681
Loans held for sale	1,918	—	14,321	—	—	757	156,135
Loans and leases, net	14,942,643	14,541,233	13,894,583	14,522,485	14,346,273	13,172,691	12,257,294
Other assets	1,454,360	1,296,075	1,356,742	1,347,465	1,329,299	1,258,425	1,241,756

Total assets	$17,833,457	$18,712,136	$18,979,388	$18,465,025	$17,885,175	$16,740,357	$15,977,054

Deposits	12,759,040	12,043,684	12,202,004	11,585,115	11,568,319	10,243,352	9,576,549
Short-term borrowings	1,157,189	12,898	6,416	126,790	244,604	226,861	556,070
Long-term borrowings	1,962,053	4,533,176	4,381,664	4,858,821	4,510,895	4,433,913	4,417,378
Other liabilities	405,850	397,907	510,677	414,136	381,602	342,455	328,045
Stockholders' equity	1,531,019	1,707,931	1,868,133	1,471,663	1,175,362	1,493,776	1,099,012
Non-controlling interest	18,306	16,540	10,494	8,500	4,393	—	—

Total liabilities and stockholder's equity	$17,833,457	$18,712,136	$18,979,388	$18,465,025	$17,885,175	$16,740,357	$15,977,054

Selected Operating Data:
Interest income	$227,529	$235,903	$937,951	$969,877	$958,181	$964,395	$968,023
Interest expense	47,356	61,863	238,263	270,675	325,175	370,722	417,846

Net interest income	180,173	174,040	699,688	699,202	633,006	593,673	550,177
Provision for credit losses	48,542	45,274	200,843	236,437	258,536	192,045	56,992

Net interest income after provision for credit losses	131,631	128,766	498,845	462,765	374,470	401,628	493,185
Non-interest income:
Fees and other revenue	88,734	114,246	437,171	508,862	496,468	474,061	490,285
Gains on sales of securities available for sale	76,611	—	7,263	29,123	29,387	16,066	13,278
Visa share redemption	—	—	—	—	—	8,308	—
Gains on sales of branches and real estate	—	—	—	—	—	—	37,894

Total non-interest income	165,345	114,246	444,434	537,985	525,855	498,435	541,457
Non-interest expense:
Non-interest expense	197,973	192,979	764,451	756,335	756,655	718,853	653,887
Loss on termination of debt	550,735	—	—	—	—	—	—

Total non-interest expense	748,708	192,979	764,451	756,335	756,655	718,853	653,887
Income before income tax expense	(451,732)	50,033	178,828	244,415	143,670	181,210	380,755
Income tax (benefit) expense	(170,244)	18,772	64,441	90,171	49,811	68,096	108,535

Income after income tax expense	(281,488)	31,261	114,387	154,244	93,859	113,114	272,220
Income (loss) attributable to non-controlling interest	1,406	989	4,993	3,297	(410)	—	—

Net income	(282,894)	30,272	109,394	150,947	94,269	113,114	272,220

Preferred stock dividends	—	—	—	—	18,403	2,540	—

Net income available to common stockholders	$(282,894)	$30,272	$109,394	$150,947	$75,866	$110,574	$272,220

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,
Other Financial and Operating Data:	2012	2011	2011	2010	2009	2008	2007
Profitability
Return on average assets	(5.96)%	.68%	.61%	.85%	.54%	.69%	1.80%
Return on average common equity	(63.38)	8.00	6.32	10.67	6.57	10.03	26.34
Net interest margin	4.14	4.06	3.99	4.15	3.87	3.91	3.94
Fees and other revenues as a percentage of total revenue	25.68	39.63	38.21	41.13	42.84	43.41	44.91
Asset Quality
Ratio of net loan and lease charge-offs (recoveries) to average loans and leases outstanding	1.06	1.51	1.45	1.47	1.34	.78	.29
Period-end allowance as a multiple of net charge-offs	1.7X	1.1X	1.2X	1.2X	1.3X	1.7X	2.3X
Non-performing loans and leases as a percentage of total loans and leases	2.03%	2.16%	2.11%	2.33%	2.03%	1.29%	.49%
Non-performing assets as a percentage of total assets	2.45	2.46	2.28	2.63	2.25	1.40	.66
Period-end allowance as a percentage of total loans and leases	1.74	1.73	1.81	1.80	1.68	1.29	.66
Period-end allowance as a percentage of non-performing loans	85.87	80.02	85.71	76.99	82.51	99.96	135.23
Capitalization
Average total equity to average assets	9.52%	8.24%	9.24%	7.83%	7.20%	7.04%	6.82%
Tier 1 leverage ratio	7.68	9.33	9.15	7.91	6.48	8.80	6.11
Tier 1 risk-based capital ratio	9.97	12.29	12.67	10.47	8.38	11.57	8.22
Total risk-based capital ratio	11.88	14.50	14.80	12.86	10.97	14.43	10.64
Operating Statistics
Number of supermarket branches	231	234	231	234	233	236	244
Number of traditional branches	195	198	195	198	197	197	194
Number of campus branches	8	10	8	10	13	15	15
Total number of banking locations	434	442	434	442	443	448	453

RISK FACTORS

        An investment in the depositary shares involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2011, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of the depositary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us that are disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011 and those that are described below and elsewhere in this prospectus supplement and the accompanying prospectus.

You are making an investment decision with regard to the depositary shares as well as the Series A Preferred Stock.

        As described in this prospectus supplement, we are issuing fractional interests in shares of Series A Preferred Stock in the form of depositary shares. Accordingly, the depositary will rely on the payments it receives on the Series A Preferred Stock to fund all payments on the depositary shares. You should carefully review the information in this prospectus supplement and in the accompanying prospectus regarding both of these securities.

Our ability to pay dividends on the Series A Preferred Stock, and therefore your ability to receive distributions on the depositary shares, is limited by federal regulatory considerations and the results of operations of our subsidiaries.

        We are a bank holding company and, accordingly, substantially all of our operations are conducted through our banking subsidiary, TCF Bank, and its subsidiaries. As a result, our cash flow and our ability to make dividend payments to our stockholders depend on the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. TCF Bank's dividends are governed by the Office of the Comptroller of the Currency (the "OCC"). TCF Bank may not declare or pay a dividend to TCF in excess of 100% of its net retained profits for the current year combined with its net retained profits for the preceding two calendar years, without prior approval of the OCC. At March 31, 2012, TCF Bank's net retained profits for the current year combined with its net retained profits for the preceding two calendar years was a deficit of $37.2 million.

        TCF Bank's ability to make distributions will also depend on its earnings and ability to meet minimum regulatory capital requirements in effect during future periods. These capital adequacy standards may be higher in the future than existing minimum regulatory requirements. The OCC also has the authority to prohibit the payment of dividends by a national bank when it determines such payments would constitute an unsafe and unsound banking practice. New legislation, additional rulemaking, or changes in regulatory policies may affect future regulatory capital requirements applicable to TCF Bank. If TCF Bank does not satisfy these regulatory requirements, we will be unable to pay dividends on the Series A Preferred Stock and, therefore, you will not receive distributions on the depositary shares.

        Payments to us by our subsidiaries also will be contingent upon those subsidiaries' earnings and business considerations. Furthermore, our right to receive any assets of any of our subsidiaries upon their liquidation, reorganization or otherwise, and thus your ability as a holder of depositary shares to benefit indirectly from such distribution, will be subject to the prior claims of the subsidiaries' creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of those subsidiaries and any indebtedness of those subsidiaries senior to that held by us. At March 31, 2012, our subsidiaries' direct borrowings and deposit liabilities that would effectively rank senior to the Series A Preferred Stock totaled approximately $16.2 billion.

        As a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. As of March 31, 2012, we were considered "well-capitalized" under the capital standards that our banking regulators use to assess the capital adequacy of bank holding companies. Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on Series A Preferred Stock, our Common Stock and other Tier 1 capital instruments on our financial condition, including our projected rate of earnings retention. The guidelines also require that we review our net income for the current and past four quarters, and the level of dividends on Series A Preferred Stock, our Common Stock and other Tier 1 capital instruments for those periods. It is our practice to consult with the Federal Reserve as to payment of dividends on our capital stock, and we will continue to do so with respect to dividends on the Series A Preferred Stock. These requirements, and any other new regulations or capital distribution constraints, including those that may be imposed in accordance with new international capital guidelines (Basel III) established by the Basel Committee on Banking Supervision, could adversely affect our ability to pay dividends on the Series A Preferred Stock and, therefore, your ability to receive distributions on the depositary shares.

        We are incorporated in Delaware and governed by the Delaware General Corporation Law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under Delaware law, however, we cannot pay dividends out of net profits if, after we pay the dividend, our capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The Series A Preferred Stock is equity and is subordinate to our existing and future indebtedness.

        The shares of Series A Preferred Stock are our equity interests and do not constitute indebtedness. As such the shares of Series A Preferred Stock, and the related depositary shares, will rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in our liquidation. Our existing and future indebtedness may restrict payment of dividends on the Series A Preferred Stock. As of March 31, 2012, our indebtedness and obligations, on a consolidated basis, totaled approximately $16.3 billion. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock such as the Series A Preferred Stock, (1) dividends are payable only if declared by our board of directors or a duly authorized committee thereof and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available assets. Further, the Series A Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under "Risk Factors—Holders of Series A Preferred Stock and the related depositary shares will have limited voting rights." Also, as a bank holding company, our ability to declare and pay dividends is dependent on certain federal regulatory considerations. See the immediately preceding risk factor.

We may not declare dividends on the Series A Preferred Stock, and dividends on the Series A Preferred Stock are non-cumulative. If we do not declare dividends on the Series A Preferred Stock, holders of depositary shares will not be entitled to receive related distributions on their depositary shares.

        Dividends on shares of the Series A Preferred Stock will not be mandatory. Holders of the Series A Preferred Stock, including the depositary, will only be entitled to receive dividends for any given dividend period if, when and as declared by our board of directors or a duly authorized committee thereof out of legally available assets. Consequently, if our board of directors or a duly authorized committee thereof does not authorize and declare a dividend for any dividend period, the depositary would not be entitled to receive any such dividend and no related distribution will be made on the depositary shares, and such unpaid dividend will cease to accrue and be payable. Dividends on the Series A Preferred Stock are non-cumulative. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period, and holders of depositary shares will not be entitled to receive any distribution with respect to such dividends, if our board of directors or a duly authorized committee thereof has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series A Preferred Stock or any other series of our preferred stock. If we do not declare and pay dividends on the Series A Preferred Stock, you will not receive corresponding distributions on your depositary shares and the market price of your depositary shares may decline.

Investors should not expect us to redeem the Series A Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

        The Series A Preferred Stock is a perpetual equity security. The Series A Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. By its terms, the Series A Preferred Stock may be redeemed by us in whole or in part from time to time on or after June 25, 2017, or in whole upon the occurrence of certain changes related to the regulatory capital treatment of the Series A Preferred Stock, as described below under "Description of Series A Preferred Stock—Redemption." Any decision we may make at any time to propose a redemption of the Series A Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our stockholders' equity and general market conditions at that time.

        Our right to redeem the Series A Preferred Stock is subject to an important limitation. Under the Federal Reserve's current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series A Preferred Stock is subject to prior approval of the Federal Reserve. There can be no assurance that the Federal Reserve will approve any redemption of the Series A Preferred Stock that we may propose. There also can be no assurance that, if we propose to redeem the Series A Preferred Stock without replacing the Series A Preferred Stock with Tier 1 capital that is not a restricted core capital element, the Federal Reserve will authorize redemption. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption, or a request that we be permitted to redeem the Series A Preferred Stock without replacing it with Tier 1 capital that is not a restricted core capital element, include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations, although the Federal Reserve may change these factors at any time.

If we defer payments on our trust preferred capital securities or are in default under the related indentures, we will be prohibited from making distributions on the Series A Preferred Stock and, therefore, you will not receive distributions on the depositary shares.

        The terms of our outstanding trust preferred securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including the Series A Preferred Stock, or purchasing, acquiring, or making a liquidation payment on such capital stock, if an event of default has occurred and is continuing under the applicable indenture, we are in default with respect to a guarantee payment under the guarantee of the related trust preferred securities or we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing. Our ability to make guarantee payments and interest payments in future periods may be subject to regulatory restrictions.

        We expect to use a portion of the net proceeds from this offering to redeem the outstanding trust preferred securities. See "Use of Proceeds."

A downgrade, suspension or withdrawal of any rating assigned by a rating agency to us or our securities, including the depositary shares and the Series A Preferred Stock, could cause the liquidity or trading price of the depositary shares to decline significantly.

        Real or anticipated changes in the credit ratings assigned to the depositary shares, the Series A Preferred Stock or our credit ratings generally could affect the trading price of the depositary shares. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit rating for us and our securities, including the Series A Preferred Stock and depositary shares, based on their overall view of the industry. On March 13, 2012, FitchRatings lowered our long-term credit rating one notch. Both Standard and Poors Rating Services and FitchRatings maintain a negative outlook on our ratings.

        A further downgrade, withdrawal or the announcement of a possible downgrade or withdrawal in ratings assigned to the depositary shares, the Series A Preferred Stock, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of the depositary shares to decline significantly.

The depositary shares may not have an active trading market.

        The Series A Preferred Stock and the related depositary shares are new issues with no established trading market. Although we intend to apply to list the depositary shares on the NYSE, there is no guarantee that we will be able to list the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. Even if a secondary market for the depositary shares develops, it may not provide significant liquidity and transactions costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. Further, because the shares of Series A Preferred Stock do not have a stated maturity date, investors seeking liquidity in the depositary shares will be limited to selling their depositary shares in the secondary market. We do not expect that there will be any separate public trading market for the shares of the Series A Preferred Stock except as represented by the depositary shares.

Holders of Series A Preferred Stock and the related depositary shares will have limited voting rights.

        Holders of the Series A Preferred Stock, and therefore holders of the depositary shares, have no voting rights with respect to matters that generally require the approval of voting stockholders. However, holders of the Series A Preferred Stock will have the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the Series A Preferred Stock, as described under "Description of Series A Preferred Stock—Voting Rights" below. In addition, if dividends on any shares of the Series A Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series A Preferred Stock as to payment of dividends with similar voting rights have not been declared or paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods, holders of the outstanding shares of Series A Preferred Stock, together with holders of any other series of our preferred stock ranking equal with the Series A Preferred Stock with similar voting rights, will be entitled to vote for the election of two additional directors to our board of directors, subject to the terms described under "Description of Series A Preferred Stock—Voting Rights" below. Holders of depositary shares must act through the depositary to exercise any voting rights in respect of the Series A Preferred Stock.

An investment in the depositary shares is not an insured deposit.

        The depositary shares are equity securities and are not bank deposits or savings accounts and, therefore, are not insured against loss by the Federal Deposit Insurance Corporation, any other deposit insurance fund or by any other public or private entity. Investment in the depositary shares is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this prospectus supplement, the accompanying prospectus and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. As a result, if you acquire the depositary shares, you may lose some or all of your investment.

Changes in laws, regulations, rules and standards could have a material impact on TCF's business, results of operations, and financial condition, the effect of which is impossible to predict.

        Uncertainty remains as to the ultimate impact of the Dodd-Frank Act, which was signed into law on July 21, 2010. Significant regulatory and legal consequences may arise as provisions of the Dodd-Frank Act are interpreted and implemented by designated regulatory agencies. Along with the Dodd-Frank Act, new or revised tax, accounting, and other laws, regulations, rules and standards could significantly impact our strategic initiatives, results of operations, and financial condition. The financial services industry is extensively regulated. Federal and state laws and regulations are designed primarily to protect the deposit insurance funds and consumers, and not necessarily to benefit a financial company's stockholders. These laws and regulations may impose significant limitations on operations. In addition, regulatory restrictions could limit our financial flexibility, including TCF's ability to incur indebtedness. These limitations, and sources of potential liability for the violation of such laws and regulations, are described in "Item 1. Business—Regulation" of our Annual Report on Form 10-K for the period ended December 31, 2011. These regulations, along with tax and accounting laws, regulations, rules and standards, have a significant impact on the ways that financial institutions conduct business, implement strategic initiatives, engage in tax planning and make financial disclosures. These laws, regulations, rules and standards are constantly evolving and may change significantly over time. The nature, extent, and timing of the adoption of significant new laws, changes in existing laws, or repeal of existing laws may have a material impact on TCF's business, results of operations, and financial condition, the effect of which is impossible to predict. Violations of these laws can result in enforcement actions which can impact operations.

Anti-takeover provisions could adversely affect our stockholders.

        Provisions of Delaware law and of our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, we are subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of our board of directors. Additionally, our Certificate of Incorporation authorizes our board of directors to issue preferred stock in one or more series, which could be issued as a defensive measure in response to a takeover proposal. There are substantial regulatory limitations on changes of control of bank holding companies. With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

FORWARD-LOOKING STATEMENTS

        The information in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and other reports issued by the Company, including reports filed with the SEC, may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act that deal with future results, plans or performance. In addition, TCF's management may make such statements orally to the media, or to securities analysts, investors or others. Forward-looking statements (which will generally be identified by words such as "anticipate," "estimate," "expect," "intend," "plan," "believe," "should" and similar words and phrases) deal with matters that do not relate strictly to historical facts. TCF's future results may differ materially from historical performance and forward-looking statements about TCF's expected financial results or other plans and are subject to a number of risks and uncertainties. These include, but are not limited to, the following:

        Adverse Economic or Business Conditions, Credit and Other Risks.    Deterioration in general economic and banking industry conditions, including defaults, anticipated defaults or rating agency downgrades of sovereign debt (including debt of the U.S.), or continued high rates of or increases in unemployment in TCF's primary banking markets; adverse economic, business and competitive developments such as shrinking interest margins, deposit outflows, deposit account attrition or an inability to increase the number of deposit accounts; adverse changes in credit quality and other risks posed by TCF's loan, lease, investment and securities available for sale portfolios, including declines in commercial or residential real estate values or changes in the allowance for loan and lease losses dictated by new market conditions or regulatory requirements; interest rate risks resulting from fluctuations in prevailing interest rates or other factors that result in a mismatch between yields earned on TCF's interest-earning assets and the rates paid on its deposits and borrowings; foreign currency exchange risks; counterparty risk, including the risk of defaults by our counterparties or diminished availability of counterparties who satisfy our credit quality requirements; decreases in demand for the types of equipment that TCF leases or finances; limitations on TCF's ability to attract and retain manufacturers and dealers to expand the inventory finance business.

        Legislative and Regulatory Requirements.    New consumer protection and supervisory requirements and regulations, including those resulting from action by the Consumer Financial Protection Bureau and changes in the scope of Federal preemption of state laws that could be applied to national banks; the imposition of requirements with an adverse impact relating to TCF's lending, loan collection and other business activities as a result of the Dodd-Frank Act, or other legislative or regulatory developments such as mortgage foreclosure moratorium laws or imposition of underwriting or other limitations that impact the ability to use certain variable-rate products; impact of legislative, regulatory or other changes affecting customer account charges and fee income; changes to bankruptcy laws which would result in the loss of all or part of TCF's security interest due to collateral value declines; deficiencies in TCF's compliance under the Bank Secrecy Act of 1970 (the "Bank Secrecy Act") in past or future periods, which may result in regulatory enforcement action including monetary penalties; increased health care costs resulting from Federal health care reform legislation; adverse regulatory examinations and resulting enforcement actions or other adverse consequences such as increased capital requirements or higher deposit insurance assessments; heightened regulatory practices, requirements or expectations, including, but not limited to, requirements related to the Bank Secrecy Act and anti-money laundering compliance activity.

        Earnings/Capital Risks and Constraints, Liquidity Risks.    Limitations on TCF's ability to pay dividends or to increase dividends because of financial performance deterioration, regulatory restrictions or limitations; increased deposit insurance premiums, special assessments or other costs related to adverse conditions in the banking industry, the economic impact on banks of the Dodd-Frank Act and other regulatory reform legislation; the impact of financial regulatory reform, including the phase out of trust preferred securities in Tier 1 capital called for by the Dodd-Frank Act, or additional capital, leverage, liquidity and risk management requirements or changes in the composition of qualifying regulatory capital (including those resulting from U.S. implementation of Basel III requirements); adverse changes in securities markets directly or indirectly affecting TCF's ability to sell assets or to fund its operations; diminished unsecured borrowing capacity resulting from TCF credit rating downgrades and unfavorable conditions in the credit markets that restrict or limit various funding sources; costs associated with new regulatory requirements or interpretive guidance relating to liquidity; uncertainties relating to customer opt-in preferences with respect to overdraft fees on point of sale and ATM transactions which may have an adverse impact on TCF's fee revenue; uncertainties relating to future retail deposit account changes, including limitations on TCF's ability to predict customer behavior and the impact on TCF's fee revenues.

        Competitive Conditions; Supermarket Branching Risk; Growth Risks.    Reduced demand for financial services and loan and lease products; adverse developments affecting TCF's supermarket banking relationships or any of the supermarket chains in which TCF maintains supermarket branches; customers completing financial transactions without using a bank; the effect of any negative publicity; slower than anticipated growth in existing or acquired businesses; inability to successfully execute on TCF's growth strategy through acquisitions or cross-selling opportunities; failure to expand or diversify our balance sheet through programs or new opportunities; failure to successfully attract and retain new customers; product additions and addition of distribution channels (or entry into new markets) for existing products.

        Technological and Operational Matters.    Technological or operational difficulties, loss or theft of information, counterparty failures and the possibility that deposit account losses (fraudulent checks, etc.) may increase; failure to keep pace with technological change.

        Litigation Risks.    Results of litigation, including class action litigation concerning TCF's lending or deposit activities including account servicing processes or fees or charges, or employment practices, and possible increases in indemnification obligations for certain litigation against Visa U.S.A. and potential reductions in card revenues resulting from such litigation or other litigation against Visa.

        Accounting, Audit, Tax and Insurance Matters.    Changes in accounting standards or interpretations of existing standards; federal or state monetary, fiscal or tax policies, including adoption of state legislation that would increase state taxes; ineffective internal controls; adverse state or Federal tax assessments or findings in tax audits; lack of or inadequate insurance coverage for claims against TCF; potential for claims and legal action related to TCF's fiduciary responsibilities.

        You should consult our Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K that are incorporated herein by reference for additional important information about TCF.

 USE OF PROCEEDS

        The net proceeds from this offering, before expenses, are expected to be approximately $145.2 million (or approximately $167.0 million if the underwriters exercise in full their over-allotment option to purchase additional depositary shares).

        We expect to use a portion of the net proceeds from the sale of the depositary shares representing interests in the Series A Preferred Stock to redeem all of our $115,010,000 aggregate principal amount of 10.75% Junior Subordinated Notes, Series I (the "Notes") held by TCF Capital I, a Delaware statutory trust (the "Trust"), at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to the redemption date. The Trust will simultaneously redeem all of its $115,000,000 aggregate principal amount of 10.75% Capital Securities, Series I ("Trust Preferred Securities") and $10,000 aggregate principal amount of 10.75% Common Securities, Series I ("Trust Common Securities"). We are the holder of the Trust Common Securities. The Notes mature on August 15, 2068. The Trust Preferred Securities and Trust Common Securities have no stated maturity, but are to be redeemed upon redemption of the Notes.

        We expect to use any remaining net proceeds from the sale of the depositary shares representing interests in the Series A Preferred Stock for general corporate purposes, which may include capital to support asset growth. We intend to hold any proceeds from the offering which will be used to redeem the Notes in cash or short-term marketable securities until we redeem the Notes.

        This disclosure does not constitute a notice of redemption with respect to the Notes, the Trust Preferred Securities or the Trust Common Securities.

        Certain underwriters or their affiliates may be holders of the Trust Preferred Securities. As a result, certain of the underwriters or their affiliates may receive part of the net proceeds of this offering by reason of our redemption of the Notes, and the simultaneous redemption of the Trust Preferred Securities by TCF Capital I. In addition, certain of our officers and directors and Cooper State Bank, a state bank of which TCF's Chief Executive Officer is the controlling shareholder and certain members of TCF's management and board of directors are shareholders, are holders of the Trust Preferred Securities.

 CONSOLIDATED RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the fiscal years ended December 31, 2007 through 2011 and the three month period ended March 31, 2012 is set forth below. For purposes of computing these ratios, earnings represent income before income tax expense and fixed charges. Fixed charges include interest, whether expensed or capitalized, and an appropriate portion of rentals (generally one-third) deemed representative of the interest factor. As of the date of this prospectus supplement, we have no preferred stock outstanding.

		Year Ended December 31,
	Three Months Ended March 31, 2012
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges and preferred stock dividends:
Including interest on deposits(1)	—	1.70x	1.85x	1.32x	1.46x	1.88x
Excluding interest on deposits(1)	—	1.85x	2.09x	1.48x	1.77x	2.90x

(1)
Earnings for the period ended March 31, 2012 were inadequate to cover fixed charges and preferred stock dividends. Additional earnings of $453.1 million would have been needed to bring both the ratio of earnings to fixed charges and preferred stock dividends including interest on deposits and the ratio of earnings to fixed charges and preferred dividends excluding interest on deposits to 1.0.

DESCRIPTION OF SERIES A PREFERRED STOCK

        As of the date of this prospectus supplement, our authorized capital stock consists of 280,000,000 shares of Common Stock and 30,000,000 shares of preferred stock, par value $0.01 per share, which we may issue in one or more series, as described under "Description of Preferred Stock" in the accompanying prospectus. As of June 13, 2012 there were 162,739,402 shares of our Common Stock issued and outstanding (which includes 42,566 shares held in treasury) and we had reserved approximately 3,199,988 shares of Common Stock for issuance upon exercise of outstanding warrants to purchase our Common Stock and 4,063,637 shares of Common Stock for issuance under various employee or director incentive, compensation and option plans. As of the date of this prospectus supplement, no shares of our preferred stock are issued and outstanding.

        The following summary is not complete. You should refer to the applicable provisions of our Certificate of Incorporation and the Certificate of Designations creating the Series A Preferred Stock, our Bylaws and the Delaware General Corporation Law for a complete statement of the terms and rights of the Series A Preferred Stock. For more information on how you can obtain a copy of our Certificate of Incorporation, Certificate of Designations for the Series A Preferred Stock and Bylaws, see "Where You Can Find More Information."

Holder of Series A Preferred Stock

        The depositary will be the sole holder of the Series A Preferred Stock, as described under "Description of Depositary Shares" below, and all references in this prospectus supplement to the holders of the Series A Preferred Stock shall mean the depositary. However, the holders of depositary shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of the Series A Preferred Stock, as described below under "Description of Depositary Shares."

General

        The Series A Preferred Stock is a single series of authorized preferred stock consisting of 6,900 shares, all of which are being initially offered hereby. The Series A Preferred Stock will be fully paid and nonassesable when issued. We may from time to time, without notice to or the consent of holders of the Series A Preferred Stock, issue additional shares of preferred stock and depositary shares representing shares of the Series A Preferred Stock and all such additional shares of the Series A Preferred Stock and additional depositary shares would be deemed to form a single series with the Series A Preferred Stock and the depositary shares, as applicable, so long as any such additional shares of Series A Preferred Stock and additional depositary shares are not treated as "disqualified preferred stock" within the meaning of Section 1059(f)(2) of the Internal Revenue Code and such additional shares of Series A Preferred Stock and additional depositary shares are otherwise treated as fungible with the Series A Preferred Stock and depositary shares offered hereby for U.S. federal income tax purposes.

Ranking

        Shares of the Series A Preferred Stock will rank senior to our Common Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series A Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all of our debts, other non-equity claims and, to the extent applicable, liquidation preferences on any equity securities that are senior to the Series A Preferred Stock).

Dividends

        Dividends on shares of the Series A Preferred Stock will not be mandatory. Holders of the Series A Preferred Stock will be entitled to receive, if, when and as declared by our board of directors or a duly authorized committee thereof out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $25,000 per share of Series A Preferred Stock. These dividends will be payable quarterly in arrears on each March 1, June 1, September 1 and December 1, such date being referred to herein as a dividend payment date. Dividends on each share of Series A Preferred Stock will accrue on the liquidation preference amount of $25,000 per share (equivalent to $25 per depositary share) at a rate per annum equal to 7.50%. Notwithstanding the foregoing, dividends on the Series A Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

        Dividends will be payable to holders of record of Series A Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th day of the calendar month immediately preceding the month during which the dividend payment date falls. The corresponding record dates for the depositary shares will be the same as the record dates for the Series A Preferred Stock.

        A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series A Preferred Stock. Dividends will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.

        In this subsection, the term "business day" means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

        Dividends on shares of Series A Preferred Stock will not be cumulative. Accordingly, if our board of directors or a duly authorized committee thereof does not declare a dividend on the Series A Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be deemed to have accrued and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period. So long as any share of Series A Preferred Stock remains outstanding, unless the full dividends for the then-current dividend period on all outstanding shares of Series A Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside, then (1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock), (2) no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us and (3) no shares of parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such parity stock except by conversion into or exchange for junior stock, during such dividend period.

        As used in this prospectus supplement, "junior stock" means our Common Stock and any other class or series of stock of TCF Financial Corporation hereafter authorized over which Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of TCF Financial Corporation.

        When dividends are not paid in full upon the shares of Series A Preferred Stock and any parity stock, all dividends declared upon shares of Series A Preferred Stock and any parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on Series A Preferred Stock, and accrued dividends, including any accumulation, on any parity stock, bear to each other.

        As used in this prospectus supplement, "parity stock" means any other class or series of stock of TCF Financial Corporation that ranks equally with the Series A Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of TCF Financial Corporation.

        Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or a duly authorized committee thereof, may be declared and paid on our Common Stock and any other stock ranking equally with or junior to Series A Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.

Liquidation Rights

        Upon any voluntary or involuntary liquidation, dissolution or winding up of TCF Financial Corporation, holders of the Series A Preferred Stock are entitled to receive out of assets of TCF Financial Corporation available for distribution to stockholders, after satisfaction of liabilities to creditors and subject to the rights of any holders of any securities ranking senior to the Series A Preferred Stock, before any distribution of assets is made to holders of Common Stock, or of any of our other shares of stock ranking junior as to such a distribution to the shares of Series A Preferred Stock, a liquidating distribution in the amount of the liquidation preference of $25,000 per share (equivalent to $25 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the Series A Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

        In any such distribution, if the assets of TCF Financial Corporation are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of the Series A Preferred Stock and all holders of any other shares of our stock ranking equally as to such distribution with the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of all other stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series A Preferred Stock and any other shares of our stock ranking equally as to the liquidation distribution, the holders of our junior stock shall be entitled to receive all remaining assets of TCF Financial Corporation according to their respective rights and preferences.

        For purposes of this section, the merger or consolidation of TCF Financial Corporation with any other entity, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of TCF Financial Corporation for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of TCF Financial Corporation.

Redemption

        The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision. The Series A Preferred Stock is not redeemable prior to June 25, 2017. On and after that date, the Series A Preferred Stock will be redeemable at our option, subject to the approval of the appropriate federal banking agency, in whole or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid and undeclared dividends for the then-current dividend period to the redemption date. Holders of Series A Preferred Stock will have no right to require the redemption or repurchase of the Series A Preferred Stock.

        Notwithstanding the foregoing, within 90 days of a "regulatory capital treatment event," we may, at our option subject to the approval of the appropriate federal banking agency, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Series A Preferred Stock at the time outstanding at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods and accrued and unpaid and undeclared dividends for the then-current dividend period to the redemption date.

        A "regulatory capital treatment event" means our determination, in good faith, that, as a result of any

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  amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series A Preferred Stock;

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  proposed change in those laws or regulations that is announced after the issuance of any share of Series A Preferred Stock; or

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  official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series A Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of all shares of Series A Preferred Stock then outstanding as Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the appropriate federal banking agency, as then in effect and applicable, for as long as any share of Series A Preferred Stock is outstanding.

        If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series A Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register or by such other method approved by the depositary, in its reasonable discretion, not less than 30 days no more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series A Preferred Stock are held in book-entry form through The Depositary Trust Company ("DTC"), we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of the Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividends on the shares to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A

Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. See "Description of Depositary Shares—Redemption of Depositary Shares" below for information about redemption of the depositary shares relating to our Series A Preferred Stock.

        In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata from the holders of record of Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock held by such holders, or by lot or in such other manner as we may determine to be fair and equitable.

        Under the Federal Reserve's current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series A Preferred Stock is subject to prior approval of the Federal Reserve. See "Risk Factors—Investors should not expect us to redeem the Series A Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable" in this prospectus supplement.

Voting Rights

        Except as provided below, the holders of the Series A Preferred Stock will have no voting rights.

        Whenever dividends on any shares of the Series A Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series A Preferred Stock as to payment of dividends, and upon which similar voting rights have been conferred and are exercisable, shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods (a "Nonpayment"), the holders of the Series A Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) will be entitled to vote as a single class for the election of a total of two additional members of our board of directors (the "Preferred Directors"), provided that our board of directors shall at no time include more than two Preferred Directors. In that event, the number of directors on our board of directors shall automatically increase by two and, at the request of any holder of Series A Preferred Stock, a special meeting of the holders of Series A Preferred Stock and any other class or series of preferred stock that ranks on parity with Series A Preferred Stock as to payment of dividends and for which dividends have not been paid, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid regularly on the shares of the Series A Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series A Preferred Stock as to payment of dividends for at least four consecutive dividend periods following the Nonpayment.

        If and when full dividends have been regularly paid for at least four consecutive dividend periods following a Nonpayment on the Series A Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series A Preferred Stock as to payment of dividends, the holders of the Series A Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Director so elected shall terminate and the number of directors on our board of directors shall automatically decrease by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series A Preferred Stock (together with holders of any and all other classes of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors) may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of Series A Preferred Stock (together with holders of any and all other series of our authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of stockholders. The Preferred Directors shall each be entitled to one vote per director on any matter.

        If the holders of Series A Preferred Stock become entitled to vote for the election of directors, the Series A Preferred Stock may be considered a class of voting securities under interpretations adopted by the Federal Reserve. As a result, certain holders of Series A Preferred Stock may become subject to regulations under the Bank Holding Company Act of 1956, as amended, and/or certain acquisitions of Series A Preferred Stock may be subject to prior approval by the Federal Reserve.

        So long as any shares of Series A Preferred Stock remain outstanding:

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  the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the Series A Preferred Stock and all other parity stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any class or series of stock ranking senior to the Series A Preferred Stock and all other parity stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of TCF Financial Corporation; and

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  the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the Series A Preferred Stock at the time outstanding, voting separately as a class, shall be required to amend the provisions of our Certificate of Incorporation or the Certificate of Designations of the Series A Preferred Stock or any other series of preferred stock so as to materially and adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of TCF Financial Corporation will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Series A Preferred Stock to effect such redemption.

Miscellaneous

        Holders of the Series A Preferred Stock will not have preemptive or subscription rights to acquire more capital stock of TCF Financial Corporation. The Series A Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of TCF Financial Corporation. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of TCF Financial Corporation to redeem or repurchase the Series A Preferred Stock.

Anti-Takeover Provisions

        Provisions of Delaware law, our Certificate of Incorporation and Bylaws and regulatory limitations on changes of control of bank holding companies could make it difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For further discussion, see "Risk Factors—Anti-takeover provisions could adversely affect our stockholders."

Registrar

        Computershare Trust Company, N.A. and Computershare Inc. will be the registrar, dividend disbursing agent and redemption agent for the Series A Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

        In this prospectus supplement, references to "holders" of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in the "Book-Entry Issuance" section of this prospectus supplement.

        This prospectus supplement summarizes specific terms and provisions of the depositary shares relating to our Series A Preferred Stock. As described above under "Description of Series A Preferred Stock," we are issuing fractional interests in shares of Series A Preferred Stock in the form of depositary shares. Each depositary share will represent a 1/1,000th ownership interest in a share of Series A Preferred Stock, and the depositary shares will be evidenced by a depositary receipt. The shares of Series A Preferred Stock represented by depositary shares will be deposited under a deposit agreement among TCF Financial Corporation, Computershare Trust Company, N.A. and Computershare Inc., as depositary, and the holders from time to time of the depositary receipt evidencing the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series A Preferred Stock represented by such depositary share, to all the rights and preferences of the Series A Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

        Immediately following the issuance of the Series A Preferred Stock, we will deposit the Series A Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request and in the manner described above under "Where You Can Find More Information."

        If we re-open the series and issue additional shares of Series A Preferred Stock, we would issue additional depositary shares representing such shares of Series A Preferred Stock. The additional depositary shares would form a single series with the depositary shares offered hereby.

Dividends and Other Distributions

        The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of depositary shares relating to the underlying Series A Preferred Stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

        Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series A Preferred Stock.

        The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

        If we redeem the Series A Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series A Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid and undeclared dividends for the then-current dividend period to the redemption date. Whenever we redeem shares of Series A Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series A Preferred Stock so redeemed.

        In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata from the holders of record of Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock held by such holders, or by lot or in such other manner determined by the depositary to be equitable. In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.

Voting the Series A Preferred Stock

        When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares relating to the Series A Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of the Series A Preferred Stock represented by the holder's depositary shares. To the extent possible, the depositary will vote the amount of the Series A Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series A Preferred Stock, it will vote all depositary shares of that series held by it proportionately with instructions received.

Listing

        We intend to apply to list the depositary shares on the NYSE. If the application is approved, we expect trading to begin within 30 days of the initial delivery of the depositary shares. We do not expect that there will be any separate public trading market for the shares of the Series A Preferred Stock except as represented by the depositary shares.

Form of Preferred Stock and Depositary Shares

        The depositary shares shall be issued in book-entry form through DTC, as described in "Book-Entry Issuance" below. The Series A Preferred Stock will be issued in registered form to the depositary as described in "Description of Series A Preferred Stock" above.

Depositary

        Computershare Trust Company, N.A. and Computershare Inc. will be the depositary for the depositary shares.

Anti-Takeover Provisions

        Provisions of Delaware law, our Certificate of Incorporation and Bylaws and regulatory limitations on changes of control of bank holding companies could make it difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For further discussion, see "Risk Factors—Anti-takeover provisions could adversely affect our stockholders."

BOOK-ENTRY ISSUANCE

        DTC will act as securities depositary for all of the depositary shares. We will issue the depositary shares only as fully-registered securities registered in the name of Cede & Co., DTC's nominee. We will issue and deposit with DTC one or more fully-registered global certificates for the depositary shares representing, in the aggregate, the total number of the depositary shares to be sold in this offering. DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a banking organization under the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation under the meaning of the New York Uniform Commercial Code, and a clearing agency registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants' accounts, eliminating in this manner the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, are indirect participants and also have access to the DTC system. The rules applicable to DTC and its participants are on file with the SEC.

        Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry transfers between their accounts. Clearstream provides its participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries through established depository and custodial relationships. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Clearstream's participants in the U.S. are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream participants. Distributions with respect to interests in global securities held through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

        Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. under contract with Euroclear plc, a U.K. corporation. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Purchases of depositary shares within the DTC system must be made by or through direct participants, who will receive a credit for the depositary shares on DTC's records. The ownership interest of each actual purchaser of each depositary share is in turn to be recorded on the direct and indirect participants' records. DTC will not send written confirmation to beneficial owners of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased depositary shares. Transfers of ownership interests in the depositary shares are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in depositary shares, unless the book-entry system for the depositary shares is discontinued.

        DTC has no knowledge of the actual beneficial owners of the depositary shares. DTC's records reflect only the identity of the direct participants to whose accounts the depositary shares are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners and the voting rights of direct participants, indirect participants and beneficial owners, subject to any statutory or regulatory requirements as is in effect from time to time, will be governed by arrangements among them.

        We will send redemption notices to Cede & Co. as the registered holder of the depositary shares. If less than all of these depositary shares are redeemed, DTC's current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

        Although voting on the depositary shares is limited to the holders of record of the depositary shares, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote on depositary shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to direct participants for whose accounts the depositary shares are credited on the record date (identified in a listing attached to the omnibus proxy).

        We will make distribution payments on the depositary shares to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Standing instructions and customary practices will govern payments from participants to beneficial owners. Subject to any statutory or regulatory requirements, participants, and neither DTC nor we, will be responsible for the payment. We and any paying agent will be responsible for payment of distributions to DTC. Direct and indirect participants are responsible for the disbursement of the payments to the beneficial owners.

        DTC may discontinue providing its services as securities depositary on any of the depositary shares at any time by giving reasonable notice to us. If a successor securities depositary is not obtained, final depositary shares certificates must be printed and delivered. We may at our option decide to discontinue the use of the system of book-entry transfers through DTC (or a successor depositary). In this case, final certificates for the depositary shares will be printed and delivered.

        We have obtained the information in this section about DTC and DTC's book-entry system from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

        "Beneficial owner" refers to the ownership interest of each actual purchaser of each depositary share.

        "Direct participants" refers to securities brokers and dealers, banks, trust companies, clearing corporations and other organizations who, with the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc., own DTC. Purchases of depositary shares within the DTC system must be made by or through direct participants who will receive a credit for the depositary shares on DTC's records.

        "Indirect participants" refers to others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, and who also have access to the DTC system.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the depositary shares. The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Department of the Treasury ("Treasury") regulations and judicial or administrative authority, all of which are subject to change, possibly with retroactive effect. State, local and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, regulated investment companies, real estate investment trusts, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, U.S. expatriates, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold the depositary shares as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to taxpayers who will hold the depositary shares as "capital assets" and who purchase the depositary shares in the initial offering at the initial offering price.

        Beneficial owners of depositary shares will be treated as owners of the underlying Series A Preferred Stock for U.S. federal income tax purposes.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the depositary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding the depositary shares should consult his, her or its tax advisors regarding the tax considerations of acquiring, holding and disposing of the depositary shares.

        THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR HOLDERS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE DEPOSITARY SHARES. PROSPECTIVE HOLDERS OF THE DEPOSITARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE DEPOSITARY SHARES.

U.S. Holders

        The discussion in this section is addressed to a U.S. holder, which for this purpose means a beneficial owner of depositary shares that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        Dividends.    Distributions with respect to the depositary shares will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the depositary shares exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis in such depositary shares, and thereafter as capital gain.

        Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by an individual or other non-corporate U.S. holder in respect of the depositary shares before January 1, 2013 will generally represent "qualified dividend income," which will be subject to taxation at a maximum rate of 15%.

        In addition, subject to certain exceptions, including similar exceptions for short-term and hedged positions, distributions on the depositary shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the 70% dividends-received deduction.

        A U.S. holder should consult its own tax advisors regarding the availability of the reduced dividend tax rate or the dividends-received deduction in the light of its particular circumstances.

        Dividends that exceed certain thresholds in relation to a U.S holder's tax basis in the depositary shares could be characterized as "extraordinary dividends" under the Code. If a U.S. holder is a corporation that has held the depositary shares for two years or less before the dividend announcement date and such U.S. holder receives an extraordinary dividend, such U.S. holder will generally be required to reduce its tax basis in the depositary shares with respect to which such dividend was paid by the non-taxed portion of such dividend. If the amount of the reduction exceeds such U.S. holder's tax basis in the depositary shares, the excess is treated as taxable gain. If an individual or other non-corporate U.S. holder receives any extraordinary dividends before January 1, 2013, such U.S. holder will be required to treat any losses on the sale of the depositary shares as long-term capital losses to the extent of any such extraordinary dividends that represent qualified dividend income eligible for the reduced tax rate.

        Dispositions.    A U.S. holder will generally recognize capital gain or loss on a sale or exchange of the depositary shares equal to the difference between the amount realized upon the sale or exchange and such U.S. holder's adjusted tax basis in the depositary shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for the depositary shares sold or exchanged is more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

        A redemption of the depositary shares generally will be a taxable event. A U.S. holder will be treated as if it had sold its depositary shares if the redemption:

  •
  results in a complete termination of the U.S. holder's stock interest in us;

  •
  is substantially disproportionate with respect to the U.S. holder; or

  •
  is not essentially equivalent to a dividend with respect to the U.S. holder.

        In determining whether any of these tests has been met, shares of stock considered to be owned by the U.S. holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned, must be taken into account.

        If a redemption meets one of the tests described above, a U.S. holder generally would recognize capital gain or loss equal to the sum of the amount of cash and fair market value of property (other than stock of us or a successor to us, if any) received by the U.S. holder less the U.S. holder's tax basis in the depositary shares redeemed. This gain or loss would be long-term capital gain or capital loss if the U.S. holder has held the depositary shares for more than one year.

        If a redemption does not meet any of the tests described above, a U.S. holder generally would be taxed on the cash and fair market value of the property it receives as a dividend to the extent paid out of our current and accumulated earnings and profits. Any amount in excess of our current or accumulated earnings and profits would first reduce a U.S. holder's tax basis in the depositary shares and thereafter would be treated as capital gain. If a redemption of the depositary shares is treated as a distribution that is taxable as a dividend, a U.S. holder should consult with its own tax advisor regarding the allocation of its basis in the redeemed and any remaining depositary shares.

        Information reporting and backup withholding on U.S. holders.    Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on the depositary shares and to certain payments of proceeds on the sale or redemption of the depositary shares if such U.S. holders fail to provide proof of an applicable exemption or a correct taxpayer identification number, or otherwise fail to comply with applicable requirements of the backup withholding rules or we are notified by the Internal Revenue Service (the "IRS") that a U.S. holder has failed to report all interest and dividends ordinarily required to be reported by it.

        Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such holder's U.S. federal income tax, which may entitle the U.S. holder to a refund, provided that the U.S. holder provides the required information to the IRS in a timely manner. Moreover, certain penalties may be imposed by the IRS on a U.S. holder who is required to furnish information but does not do so in the proper manner.

        Information returns will generally be filed with the IRS in connection with the payment of dividends on the depositary shares to non-corporate U.S. holders and certain payments of proceeds to non-corporate U.S. holders on the sale or redemption of the depositary shares.

        Recent legislation affecting U.S. holders.    For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder's "net investment income" (or "undistributed net investment income," in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income (or adjusted gross income, in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its dividend income and its net gains from the disposition of depositary shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate, or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the depositary shares.

Non-U.S. Holders

        The discussion in this section is addressed to non-U.S. holders of the depositary shares. For this purpose, a non-U.S. holder is a beneficial owner of depositary shares other than a U.S. holder or partnership.

        Dividends.    Generally, dividends paid to a non-U.S. holder with respect to the depositary shares will be subject to U.S. federal income and withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty (provided the non-U.S. holder furnishes the payor with a properly completed IRS Form W-8BEN certifying that such holder is eligible for treaty benefits), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by a tax treaty, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder (and the non-U.S. holder provides the payor with a properly completed IRS Form W-8ECI). Dividends that are effectively connected with such trade or business (and, if required by a tax treaty, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder) will generally be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates and, in the case of a non-U.S. holder that is a corporation, may be subject to a "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

        Dispositions.    A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or redemption of the depositary shares so long as:

  •
  the gain is not effectively connected with a U.S. trade or business of the non-U.S. holder (or, if required by a tax treaty, the gain is not attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

  •
  in the case of a nonresident alien individual, such non-U.S. holder is not present in the United States for 183 or more days in the taxable year of the sale, exchange or redemption or certain other conditions do not exist; and

  •
  we have not been a "U.S. real property holding corporation" for U.S. federal income tax purposes during the shorter of the non-U.S. holder's holding period or the five-year period ending on the date of disposition of the depositary shares, or certain other conditions are met. We do not believe that we currently are a U.S. real property holding corporation or that we will become one in the future.

        Information reporting and backup withholding on non-U.S. holders.    Payment of dividends and the tax withheld with respect thereto are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty, or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available by the IRS under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor an IRS Form W-8BEN (or other applicable form) certifying as to their non-U.S. status, or such non-U.S. holders otherwise establish an exemption.

        Payment by a U.S. office of a broker of the proceeds of a sale of the depositary shares is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption. Subject to certain limited exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of the depositary shares if such sale is effected through a foreign office of a broker.

        Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such holder's U.S. federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder provides the required information to the IRS in a timely manner.

Legislation Affecting the Taxation of Depositary Shares Held by or through Foreign Entities

        Legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Code, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the Treasury to, among other things, collect and provide to it substantial information regarding such institution's United States financial account holders, including certain account holders that are foreign entities with United States owners. The legislation also generally imposes a 30% withholding tax on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial United States owners or a certification identifying the direct and indirect substantial United States owners of the entity. "Withholdable payments" include distributions in respect of common and preferred stock (which would include the depositary shares) from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce distributions from sources within the United States, unless the distributions or gross proceeds are effectively connected with the conduct of a United States trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made after December 31, 2012 with respect to common and preferred stock (which would include the depositary shares) regardless of the stock's issue date. Under proposed Treasury regulations, these withholding and reporting requirements with respect to distributions will be delayed until January 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2015. The proposed Treasury regulations are proposed to be effective on the date of publication of the adoption of the regulations as final regulations. Investors are urged to consult their own tax advisors regarding the application of the legislation and proposed regulations to the depositary shares.

CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the purchase of the depositary shares by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the management of such an ERISA Plan or any authority or control over the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in depositary shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

        Whether or not the underlying assets of the issuer were deemed to include "plan assets," as described below, the acquisition of depositary shares by an ERISA Plan with respect to which the issuer or the underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the "DOL") has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition of the depositary shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

        ERISA and the regulations (the "Plan Asset Regulations") promulgated under ERISA by the DOL generally provide that when a Plan or Plan Asset Entity acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by "benefit plan investors" as defined in Section 3(42) of ERISA or that the entity is an "operating company," as defined in the Plan Asset Regulations.

        Under the Plan Asset Regulations, an "operating company" is an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. We believe we should qualify as an "operating company" within the meaning of the Plan Asset Regulations and consequently our assets should not be considered to be "plan assets" of any ERISA Plan that acquires any depositary shares.

        If our assets were deemed to be "plan assets" under ERISA, however, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions in which we might seek to engage could constitute "prohibited transactions" under ERISA and the Code.

Representation

        By acceptance of any depositary shares, each purchaser and subsequent transferee of depositary shares will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire the depositary shares constitutes assets of any Plan or (ii) the purchase of the depositary shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the depositary shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the depositary shares.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of depositary shares indicated below.

Name	Number of Depositary Shares
Morgan Stanley & Co. LLC	2,601,000
UBS Securities LLC	2,601,000
RBC Capital Markets, LLC	399,000
Stifel, Nicolaus & Company, Incorporated	399,000

Total:	6,000,000

        The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the depositary shares offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the depositary shares offered by this prospectus supplement and the accompanying prospectus if any such depositary shares are taken; however, the underwriters are not required to take or pay for the depositary shares covered by the underwriters' over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed for a period from the date of this prospectus supplement through and including the date 30 days after the date hereof that we will not, without the prior written consent of the representatives, offer, sell, contract to sell or otherwise dispose of any of our securities that are substantially similar to the Series A Preferred Stock or the depositary shares, including any securities that are convertible into or exchangeable for, or that represent rights to receive, Series A Preferred Stock, depositary shares or substantially similar securities.

        The underwriters initially propose to offer part of the depositary shares directly to the public at the public offering price listed on the cover page of this prospectus supplement and to certain dealers at a price that represents a concession not in excess of $0.50 a depositary share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $0.45 a depositary share to other underwriters or to certain dealers. After the initial offering of the depositary shares to the public, the representatives may change the public offering price, concession and discount.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 900,000 additional depositary shares at the purchase price listed below. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the depositary shares offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional depositary shares as the number listed next to the underwriter's name in the preceding table bears to the total number of depositary shares listed next to the names of all underwriters in the preceding table.

        Depositary shares may be sold to executive officers and directors of TCF at the public offering price. The number of depositary shares available for sale to the public in the offering will be reduced to the extent depositary shares are sold to executive officers or directors of TCF.

        The following table shows the per share and total purchase price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase up to an additional 900,000 depositary shares.

		Total
	Per Depositary Share
		No Exercise	Full Exercise
Purchase Price	$25.000	$150,000,000	$172,500,000
Underwriting discounts and commissions to be paid by us	$0.7875	$4,725,000	$5,433,750
Proceeds, before expenses, to us	$24.2125	$145,275,000	$167,066,250

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $450,000.

        Prior to this offering, there has been no public market for the depositary shares. We do not expect that there will be any separate public trading market for the shares of Series A Preferred Stock except as represented by the depositary shares. We intend to apply to list the depositary shares on the NYSE under the symbol "TCBPRB." If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

        In order to facilitate the offering of the depositary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the depositary shares. Specifically, the underwriters may sell more depositary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the number of depositary shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short position by exercising the over-allotment option or purchasing depositary shares in the open market. In determining the source of depositary shares to close out a covered short position, the underwriters will consider, among other things, the open market price of depositary shares compared to the price available under the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing depositary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, depositary shares in the open market to stabilize the price of the depositary shares. These activities may raise or maintain the market price of the depositary shares above independent market levels or prevent or retard a decline in the market price of the depositary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have purchased depositary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        In general, purchases of a security for the purpose of stabilizing or reducing a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the depositary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the other party may be required to make in respect of those liabilities.

        A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of depositary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates from time to time perform investment banking, lending and other financial services for us and our affiliates for which they receive customary advisory or transaction fees, as applicable, plus out-of-pocket expenses. In addition, certain underwriters or their affiliates may be holders of the Trust Preferred Securities and, as a result, may receive part of the net proceeds of this offering by reason of our redemption of the Notes, and the simultaneous redemption of the Trust Preferred Securities by TCF Capital I.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the depositary shares offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The depositary shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such depositary shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any depositary shares offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

        We expect that delivery of the depositary shares will be made against payment therefor on or about the closing date specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of the pricing of the depositary shares. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on the date hereof or on the following business day will be required, by virtue of the fact that the depositary shares initially will settle in T+5 to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of depositary shares who wish to trade depositary shares prior to their delivery hereunder should consult their own advisor.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of depositary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the depositary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of depositary shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances which do not require the publication by TCF of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of depositary shares to the public" in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe the depositary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression "Prospectus Directive" means Directive 2010/73/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        In the United Kingdom, this prospectus supplement is only being distributed to and is only directed at, and any offer subsequently may only be directed at, persons who are (a) "qualified investors" (as defined in the Prospectus Directive) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged with, relevant persons.

 LEGAL MATTERS

        The validity of the depositary shares to be offered in this offering and the Series A Preferred Stock will be passed upon for us by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota. In passing upon the validity of the depositary shares, Kaplan, Strangis and Kaplan, P.A. is relying upon the opinion of Sullivan & Cromwell LLP, New York, New York, as to matters of New York law. Sullivan & Cromwell LLP, New York, New York, will also pass upon the validity of the depositary shares to be offered in this offering for us. The validity of the depositary shares offered by this prospectus supplement and the Series A Preferred Stock will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

PROSPECTUS

TCF Financial Corporation

Common Stock
Preferred Stock
Depositary Shares
Warrants
Debt Securities
Guarantees
Units

        TCF Financial Corporation may from time to time offer to sell common stock, preferred stock, depositary shares, warrants, debt securities, guarantees or units. This prospectus provides you with a general description of these securities and the general manner in which they may be offered. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. The prospectus supplement may also add to, update or change information contained in this prospectus. In addition, we may supplement, update or change any of the information contained in this prospectus by incorporating information by reference in this prospectus.

        Additionally, securities may be offered and sold from time to time by any selling securityholder named in a prospectus supplement who has acquired, or will acquire, our securities in transactions that were not, or will not be, registered under the Securities Act of 1933, as amended. Specific information with respect to any offer and sale by any selling securityholder will be set forth in the prospectus supplement relating to that transaction.

        You should read this prospectus and any related prospectus supplement or other offering material filed or provided by us carefully before you invest. This prospectus may not be used to sell any of the securities unless accompanied by a prospectus supplement. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

        The common stock of TCF Financial Corporation is listed on the New York Stock Exchange under the symbol "TCB." If we decide to seek a listing of any securities offered by this prospectus, the applicable prospectus supplement will disclose the exchange or market on which such securities will be listed, if any, or where we have made an application for listing, if any.

        You should refer to the risk factors included in our periodic reports, the applicable prospectus supplement and other information that we file with the Securities and Exchange Commission and carefully consider that information before buying our securities. See "Risk Factors" on page 3.

        The securities may be sold to or through underwriters, brokers or dealers; through agents; directly to purchasers or through a combination of these methods. If an offering of securities involves any underwriters, brokers, dealers or agents, then the prospectus supplement will name the underwriters, brokers, dealers or agents and will provide information regarding any fee, commission or discount arrangements made with those underwriters, brokers, dealers or agents.

        These securities are not deposits, savings accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation nor any other governmental agency or instrumentality.

        Our mailing address is 200 Lake Street East, MAIL CODE EX0-03-A, Wayzata, Minnesota 55391 and our telephone number is (952) 745-2760.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May 29, 2012

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a "shelf" registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the "SEC"). We and/or selling securityholders may sell any combination of the securities described in this prospectus from time to time in one or more offerings. You should carefully read this prospectus and any prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference." We have not authorized anyone to provide you with different or additional information.

        Each time we sell securities pursuant to this prospectus, we will provide a prospectus supplement that contains specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. If this prospectus is inconsistent with the prospectus supplement, you should rely upon the prospectus supplement. In addition, the prospectus supplement may add to, update or change the information contained in this prospectus.

        If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

        You should assume that the information in this prospectus or any prospectus supplement, as well as the information incorporated by reference in this prospectus or any prospectus supplement, is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add to, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference in this prospectus or by any other method as may then be permitted under applicable law, rules or regulations.

        As used in this prospectus, the terms "TCF," "we," "us," and "our" or similar references mean TCF Financial Corporation and its subsidiaries on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy any reports, statements or other information on file at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding TCF. Copies of certain information filed by us with the SEC are also available on our website at http://www.tcfbank.com. We do not incorporate the information on our website into this prospectus and you should not consider it a part of this prospectus.

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate documents by reference in this prospectus. This means that if we list or refer to a document that we have filed with the SEC in this prospectus, that document is considered to be a part of this prospectus and should be read with the same care. Documents that we file with the SEC in the future that are incorporated by reference will automatically update and supersede information incorporated by reference in this prospectus. The documents listed below are incorporated by reference into this prospectus (except for information furnished to the SEC that is not deemed to be "filed" for purposes of the Exchange Act). These documents contain important information about us and our financial condition.

  •
  TCF's Annual Report on Form 10-K for the year ended December 31, 2011;

  •
  TCF's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

  •
  TCF's Current Reports on Form 8-K filed with the SEC on January 20, 2012, January 30, 2012, March 2, 2012, March 13, 2012 (excluding Item 7.01 and related Exhibit 99.2) and April 30, 2012;

  •
  the description of our Common Stock that is contained in Item 1 of our Registration Statement on Form 8-A filed on May 17, 1989 with the SEC under Section 12(g) of the Exchange Act; and

  •
  any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the date all of the securities offered by this prospectus are sold or the offering is otherwise terminated (which filed documents do not include any portion thereof containing information furnished rather than "filed," including information furnished under either Item 2.02 or 7.01, or any related exhibit, of any Current Report on Form 8-K).

        You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's Internet web site at http://www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibit to those documents, unless the exhibit is specifically incorporated by reference into the information that this document incorporates. You may obtain documents incorporated by reference in this prospectus or any prospectus supplement by writing or telephoning us at:

Corporate Secretary
200 Lake Street East, Mail Code EX0-03-A
Wayzata, MN 55391-1693
(952) 745-2760

 FORWARD-LOOKING STATEMENTS

        Any statements contained in this prospectus and any prospectus supplement, as well as the information incorporated by reference in this prospectus or any prospectus supplement, regarding the outlook for the Company's businesses and their respective markets, such as projections of future performance, guidance, statements of the Company's plans and objectives, forecasts of market trends and other matters, are forward-looking statements based on the Company's assumptions and beliefs. Such statements may be identified by such words or phrases as "will likely result," "are expected to," "will continue," "outlook," "will benefit," "is anticipated," "estimate," "project," "management believes" or similar expressions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed in such statements and no assurance can be given that the results in any forward-looking statement will be achieved. For these statements, TCF claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any obligation to subsequently revise any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of anticipated or unanticipated events.

        Certain factors could cause TCF's future results to differ materially from those expressed or implied in any forward-looking statements contained in this prospectus and any prospectus supplement, as well as the information incorporated by reference in this prospectus or any prospectus supplement. These factors include the factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2011 under Part I, "Item 1A. Risk Factors" and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 under Part I, "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations—Cautionary Statements for Purposes of the Safe Harbor Provisions of the Securities Litigation Reform Act" and Part II, "Item 1A. Risk Factors" and any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statements. Since it is not possible to foresee all such factors, these factors should not be considered as complete or exhaustive.

RISK FACTORS

        An investment in our securities involves significant risks. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus, as well as any risks described in any applicable prospectus supplement, before you make an investment decision regarding the securities. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects and could result in a partial or complete loss of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

 TCF FINANCIAL CORPORATION

        TCF is a bank holding company based in Wayzata, Minnesota. We were organized in 1987 under the laws of the State of Delaware. Our principal subsidiary, TCF National Bank ("TCF Bank"), is headquartered in South Dakota. TCF had 434 banking offices in Minnesota, Illinois, Michigan, Colorado, Wisconsin, Indiana, Arizona and South Dakota (TCF's primary banking markets) at March 31, 2012. At March 31, 2012, TCF had total assets of $17.8 billion and was the 36th largest publicly traded bank holding company in the United States based on total assets, according to SNL Financial. TCF's core businesses include Lending and Funding. Lending includes retail lending, commercial banking, leasing and equipment finance, inventory finance and auto finance. Funding includes branch banking and treasury services. Treasury services includes the Company's investment and borrowing portfolios and management of capital, debt and market risks, including interest rate and liquidity risks.

        Our executive offices are located at 200 Lake Street East, Wayzata, MN 55391-1693 and our telephone number is (952) 745-2760.

REGULATION AND SUPERVISION

        As a bank holding company, we are supervised and regulated by The Board of Governors of the Federal Reserve System, or the "Federal Reserve Board." In addition, our banking subsidiaries are supervised and regulated by various federal and state banking regulatory authorities, including the Office of the Comptroller of the Currency (the "OCC"), the Federal Deposit Insurance Corporation (the "FDIC") and the Consumer Financial Protection Bureau (the "CFPB"). Many of these laws and regulations have undergone significant change in recent years. These laws and regulations impose restrictions on activities, minimum capital requirements, lending and deposit restrictions and numerous other requirements. Future changes to these laws and regulations, and other new financial services laws and regulations, are likely and cannot be predicted with certainty. For a discussion of the material elements of the extensive regulatory framework applicable to bank holding companies and banks, as well as specific information about us and our subsidiaries, please refer to "Regulation" under the heading "Item 1. Business" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and any subsequent reports that we file with the SEC, which are incorporated by reference in this prospectus. See "Where You Can Find More Information" above for information on how to obtain a copy of our annual report and any subsequent reports. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of securityholders.

 SELECTED FINANCIAL DATA

        Effective January 1, 2012, TCF adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("ASU") No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," as amended by ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." These updates revise the manner in which entities present comprehensive income in their financial statements. The following selected financial information revises historical information to illustrate the new presentation required by this pronouncement for the periods presented.

	Year Ended December 31,
(In thousands)	2011	2010	2009
Net income attributable to common stockholders	$109,394	$150,947	$94,269
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the year on securities available for sale	122,638	3,342	(3,253)
Recognized pension and postretirement actuarial gain, settlement expense and transition obligation	308	4	4
Reclassification adjustment for securities gains included in net income	(8,045)	(31,484)	(31,828)
Foreign currency translation adjustment	(433)	576	251
Foreign currency hedge	261	(196)	—
Income tax (expense) benefit	(42,211)	10,406	12,801

Total other comprehensive income (loss)	72,518	(17,352)	(22,025)

Comprehensive income attributable to common stockholders	$181,912	$133,595	$72,244

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

        Our consolidated ratios of earnings to combined fixed charges for each of the fiscal years ended December 31, 2007 through 2011 and the three month period ended March 31, 2012 is set forth below. For purposes of computing these ratios, earnings represent income before income tax expense and fixed charges. Fixed charges include interest (other than on deposits), whether expensed or capitalized, an appropriate portion of rentals (generally one-third) deemed representative of the interest factor and interest on deposits.

		Year Ended December 31,
	Three Months Ended March 31, 2012
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges(1)	—	1.70x	1.85x	1.43x	1.47x	1.88x
Ratio of earnings to fixed charges and preferred stock dividends(1)	—	1.70x	1.85x	1.32x	1.46x	1.88x

(1)
Earnings for the period ended March 31, 2012 were inadequate to cover fixed charges. Additional earnings of $453.1 million would have been needed to bring the ratio of earnings to fixed charges to 1.0.

USE OF PROCEEDS

        Unless the applicable prospectus supplement indicates otherwise, we intend to use net proceeds from the sale of securities for general corporate purposes, including capital to support asset growth, working capital, capital expenditures, acquisitions and the refinancing of existing debt. We may temporarily invest funds that are not immediately needed for these purposes in cash or short-term marketable securities.

DESCRIPTION OF COMMON STOCK

        As of the date of this prospectus, we are authorized to issue 280,000,000 shares of common stock, par value $.01 per share of TCF ("Common Stock"). As of May 22, 2012, we had 162,662,414 shares of Common Stock issued, (which includes 42,566 shares held in treasury) and had reserved approximately 3,199,988 shares of Common Stock for issuance upon exercise of outstanding warrants to purchase our Common Stock and 4,063,637 shares of Common Stock for issuance under various employee or director incentive, compensation and option plans. The shares of Common Stock currently outstanding are fully paid and nonassessable.

        The following summary is not complete. You should refer to the applicable provisions of our Amended and Restated Certificate of Incorporation, Bylaws and the Delaware General Corporation Law for a complete statement of the terms and rights of our Common Stock. For more information on how you can obtain a copy of our Amended and Restated Certificate of Incorporation and Bylaws, see "Where You Can Find More Information." The prospectus supplement relating to any Common Stock being offered will include specific terms relating to the offering.

Dividends

        Holders of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment. In addition, any determination to pay dividends will be subject to applicable regulatory restrictions and Delaware law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Voting Rights

        Each holder of Common Stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock under its applicable certificate of designation and applicable law, all voting rights are vested in the holders of shares of our Common Stock.

Rights Upon Liquidation

        In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share equally and ratably, in proportion to the number of shares held, in any of our net assets available for distribution to holders of Common Stock after we have paid in full all of our debts and, to the extent applicable, after the holders of any series of our outstanding preferred stock have received any of their liquidation preferences in full.

Transfer Agent

        Computershare Trust Company, N.A. is the transfer agent, registrar and dividend disbursement agent for our Common Stock.

Miscellaneous

        Holders of shares of our Common Stock are not entitled to preemptive or conversion rights and are not subject to call. There are no redemption or sinking fund provisions applicable to the Common Stock.

Anti-Takeover Provisions

        Provisions of Delaware law and of our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, we are subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of our board of directors. Additionally, our Amended and Restated Certificate of Incorporation authorizes our board of directors to issue series of preferred stock, which could be issued as a defensive measure in response to a takeover proposal. There are substantial regulatory limitations on changes of control of bank holding companies. With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

DESCRIPTION OF PREFERRED STOCK

        We are authorized to issue up to 30,000,000 shares of preferred stock, par value $.01 per share, in one or more series.

        The following summary is not complete. You should refer to the applicable provisions of our Amended and Restated Certificate of Incorporation, Bylaws and the Delaware General Corporation Law for a complete statement of the terms and rights of our preferred stock. For more information on how you can obtain a copy of our Amended and Restated Certificate of Incorporation and Bylaws, see "Where You Can Find More Information." The prospectus supplement relating to any preferred stock being offered will include specific terms relating to the preferred stock and the offering.

        Subject to limitations prescribed by Delaware law and our Amended and Restated Certificate of Incorporation, our board of directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including those provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and those other subjects or matters as may be fixed by resolution of our board of directors.

        You should refer to the prospectus supplement relating to the particular series of the preferred stock being offered for specific terms, including:

  •
  the series, title and stated value of that preferred stock;

  •
  the number of shares of that preferred stock offered, the liquidation preference per share and the offering price of that preferred stock;

  •
  the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to that preferred stock;

  •
  whether dividends on that preferred stock shall be cumulative or not and, if cumulative, the date from which dividends on that preferred stock shall accumulate;

  •
  the procedures for any auction or remarketing, if any, for that preferred stock;

  •
  provisions for a sinking fund, if any, for that preferred stock;

  •
  provisions for redemption, if applicable, of that preferred stock;

  •
  any listing of that preferred stock on any securities exchange;

  •
  whether we have elected to offer depositary shares and the terms of such depositary shares, as described below;

  •
  the terms and conditions, if applicable, upon which that preferred stock will be convertible into our common stock, including the conversion price (or manner of calculation thereof);

  •
  the relative ranking and preference of the preferred stock as to distribution rights and rights upon our liquidation, dissolution or winding up if other than as described in this prospectus;

  •
  any limitations on the issuance of any other series of preferred stock ranking senior to or on a parity with the preferred stock as to distribution rights and rights upon our liquidation, dissolution or winding up;

  •
  a discussion of certain federal income tax considerations applicable to that preferred stock;

  •
  any limitations on actual, beneficial or constructive ownership and restrictions on transfer of that preferred stock and, if convertible, the related common stock; and

  •
  any other material terms, preferences, rights, limitations or restrictions of that preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable and, except as may be determined by our board of directors and set forth in the certificate of designation setting forth the terms of any series of preferred stock, will not have, or be subject to, any preemptive or similar rights.

Anti-Takeover Provisions

        Provisions of Delaware law and of our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, we are subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of our board of directors. Additionally, our Amended and Restated Certificate of Incorporation authorizes our board of directors to issue series of preferred stock, which could be issued as a defensive measure in response to a takeover proposal. There are substantial regulatory limitations on changes of control of bank holding companies. With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

 DESCRIPTION OF DEPOSITARY SHARES

        The following description summarizes the general terms and provisions of depositary shares and depositary receipts. The prospectus supplement relating to any depositary shares and depositary receipts we offer will include specific terms related to the depositary shares and depositary receipts and the offering. You should read the particular terms of any depositary shares and depositary receipts we offer described in the related prospectus supplement, together with any deposit agreement relating to a particular series of preferred stock for provisions that may be important to you. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered.

General

        We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. In that event, we will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock as described in the applicable prospectus supplement. The terms of any depositary shares will be set forth in the applicable prospectus supplement and the provisions of the deposit agreement, which we will file with the SEC.

        The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and the depositary named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share.

        The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock as described in the applicable prospectus supplements.

Dividends and Other Distributions

        The depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to such preferred stock in proportion to the number of such depositary shares owned by such holders.

        The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled thereto. If the depositary determines that it is not feasible to make such distribution, it may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

Redemption of Preferred Stock

        If a series of preferred stock represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of such series of preferred stock. The depositary shares will be redeemed by the depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.

        Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same date the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the depositary by lot or ratably or by any other equitable method as we may decide.

 DESCRIPTION OF OTHER SECURITIES

        We will set forth, in the applicable prospectus supplement, a description of any warrants, debt securities, guarantees or units that may be offered pursuant to this prospectus.

SELLING SECURITYHOLDERS

        Selling securityholders are persons or entities that, directly or indirectly, have acquired or will from time to time acquire our securities in various private transactions. Such selling securityholders may be parties to registration rights agreements with us, or we otherwise may have agreed or will agree to register their securities for resale. The initial purchasers of our securities, as well as their transferees, pledges, donees or successors, all of whom we refer to as "selling securityholders," may from time to time offer and sell the securities pursuant to this prospectus and any applicable prospectus supplement.

        The applicable prospectus supplement will set forth the name of each selling securityholder and the number and type of securities beneficially owned by such selling securityholder that are covered by such prospectus supplement. The applicable prospectus supplement will also disclose whether any of the selling securityholders have held any position or office with, have been employed by or otherwise have had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

        We and any selling securityholder may sell the securities being offered by use of this prospectus and a prospectus supplement from time to time in one or more transactions, including without limitation:

  •
  to or through underwriters, brokers or dealers;

  •
  through agents;

  •
  on any national exchange on which the securities offered by this prospectus are listed or any automatic quotation system through which the securities may be quoted;

  •
  directly to one or more purchasers; or

  •
  through a combination of any of these methods.

        The distribution of the securities may be effected from time to time in one or more transactions:

  •
  at a fixed price, or prices, which may be changed from time to time;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions. Each prospectus supplement will also describe the terms of the offering of the securities, including the following:

  •
  the name of the agent or the name or names of any underwriters;

  •
  the public offering or purchase price;

  •
  any discounts and commissions to be allowed or paid to the agent or underwriters;

  •
  all other items constituting underwriting compensation;

  •
  any discounts and commissions to be allowed or paid to dealers; and

  •
  any exchanges on which the securities will be listed.

        Under agreements that we may enter into, underwriters, dealers or agents who participate in the distribution of securities by use of this prospectus and a prospectus supplement may be entitled to indemnification by us against some types of liabilities, including liabilities under the Securities Act, or to reimbursement for some types of expenses.

        Underwriters, dealers or agents participating in a distribution of securities by use of this prospectus and a prospectus supplement may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities, whether received from an issuer or from purchasers of offered securities for whom they act as agent, may be deemed to be underwriting discounts and commissions under the Securities Act.

        Certain of the underwriters, dealers, agents or their affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services for us or our or its affiliates in the ordinary course of business.

        We may also use this prospectus and a prospectus supplement to solicit offers to purchase securities directly. Except as set forth in the applicable prospectus supplement, none of our directors, officers, or employees nor those of our bank subsidiaries will solicit or receive a commission in connection with these direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

        In the case of sales by selling securityholders, we will not receive any of the proceeds from the sale by them of the securities.

LEGAL MATTERS

        In connection with particular offerings of the securities in the future, the validity of those securities will be passed upon for TCF by Kaplan, Strangis and Kaplan, P.A., legal counsel to TCF.

EXPERTS

        The consolidated financial statements of TCF Financial Corporation as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

TCF Financial Corporation

6,000,000 Depositary Shares,
Each Representing a 1/1,000th Interest in a Share of
Series A Non-Cumulative Perpetual Preferred Stock

Prospectus Supplement

June 18, 2012

Morgan Stanley
UBS Investment Bank

RBC Capital Markets
Stifel Nicolaus Weisel